UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934
Commission File Number 000-50300
WHEELING-PITTSBURGH CORPORATION

(Exact name of registrant as specified in its charter)
1134 Market Street, Wheeling, WV 26003
(304) 234-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Rights to Purchase Series A Junior Participating Preferred Stock

(Title of each class of securities covered by this Form)
Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]
     Approximate number of holders of record as of the certification or notice date: None
     Pursuant to the requirements of the Securities Exchange Act of 1934, Wheeling-Pittsburgh Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 7, 2006	By:	/s/ Paul J. Mooney

	Name:	Paul J. Mooney
	Title:	Executive Vice President and Chief Financial Officer